UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

COMMUNICATION INTELLIGENCE CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

20338K106
(CUSIP Number)

DAVE L. NEVILLE, ESQ. 111 WEST TOPA TOPA STREET, OJAI, CA 93023805-640-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SEAN ENGMANN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,190,129
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 14,190,129
	10.	SHARED DISPOSITIVE POWER -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,190,129
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 20338K106	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common Stock of issuer, Communication Intelligence Corp, with a principal business address at 275 Shoreline Drive, Suite 500, Redwood Shores, CA 94065-1413.

Item 2.  Identity and Background.

Sean Engmann’s principal business address is One California Street, Suite 1900, San Francisco, California 94111.  He is currently the Chief Operating Officer of Sharetronix, LLC, a California limted liability company that develops and sells blogging software to businesses.  Mr. Engmann has not been convicted in any criminal proceeding and has never been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Engmann is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The securities were acquired by gift.

Item 4.  Purpose of Transaction.

Mr. Engmann acquired the securities by gift.

Item 5.  Interest in Securities of the Issuer.

       Mr. Engmann was gifted 1,906,548 shares of the Company’s common stock; 473,295 shares of the Company’s Series B Preferred stock that is convertible at any time at a conversion price of $0.0433 per share, subject to adjustments for stock dividends, spits, combinations that are convertible to 10,930,601 shares of the Company’s common stock; and 30,442 shares of the Company’s Series C Preferred Stock that is convertible at any time at a conversion price of $0.0225 per share, subject to adjustments for stock dividends, spits, combinations that are convertible to 1,352,980 shares of the Company’s common stock.  Upon conversion of the Series B and Series C Preferred Stock acquired by Mr. Engmann, Mr. Engmann would own 6.3% of the Company’s common stock.  Mr. Engmann has the sole power to vote and dispose of these securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Mr. Engmann has not entered into any contracts, arrangements, understandings or relationships with the respect to the securities acquired.

Item 7.  Material to Be Filed as Exhibits.

24.1           Power of attorney

CUSIP No. 20338K106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dave Neville, power of attorney, Sean Engmann
Sean Engmann

Date: February 15, 2013
I